THE FLOORING ZONE, INC.
                                3219 Glynn Avenue
                            Brunswick, Georgia 31520
                                 (912) 264-0505

                                January 27, 2005



Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:      Request for Acceleration
                  The Flooring Zone, Inc.
                  Form SB-2 originally filed on September 24, 2004 File No.: 333-119234

Dear Ms. Long:

         As President of The Flooring Zone, Inc., (the "Company") pursuant to Rule 461, I hereby request that the effective date of The Flooring Zone, Inc. SB-2 registration statement be accelerated to Monday, January 31, 2005 at 9:00 a.m.

         At this time, this offering is not being underwritten and no broker/dealers are participating in the distribution, therefore compensation review by the NASD is not required at this time, and has not been requested. As affirmatively stated in the "Plan of Distribution" Section of the registration statement if the Company at some time in the future determines to engage the services of a broker/dealers to assist in this offering, the Company will file a post-effective amendment disclosing the same prior to the time any offers or sales are made by such broker/dealers, shall submit to the NASD for compensation review, the amount of any compensation to be paid to such broker/dealers and shall undertake all other necessary steps to ensure compliance with all applicable laws, rules and regulations.

         The Company confirms its reporting obligations under the Securities Act of 1933 and Section 15(d) of the Securities Exchange Act of 1934.

         The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should it or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                     Yours very truly,

                                                     THE FLOORING ZONE, INC.

                                                      /s/ Jimmy Lee
                                                     Jimmy Lee
                                                     President